FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE  VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing

National Australia Bank

500 Bourke Street

Melbourne, Victoria 3000

Date of lodgement:	23-Jan-2004

Title:	Open Briefing. NAB. CEO on FX Option Trading Losses

Record of interview:

corporatefile.com.au

National Australia Bank Limited previously advised it was undertaking a revaluation of the portfolio containing unauthorised foreign currency options trading.  You’ve already stated that the removal of fictitious trades has resulted in a loss of $185 million. What progress have you made in the revaluation and can you advise the extent of any further losses?

CEO Frank Cicutto

We’ve significantly progressed the revaluation exercise, but it’s not yet completed. It’s a complex process. We’re determined to take our time, not rush, get the answer right and have it reviewed by our auditors. At this stage, we expect to announce the results of our revaluation work next week.

corporatefile.com.au

Can you give some specific guidance on the likely outcome?

CEO Frank Cicutto

Earlier this week, the Chairman wrote to shareholders and cautioned them about acting on ill-informed comment and speculation.  I echo those words.  Based on our work to date, there is a very low probability that the total losses will be as high as market speculation of A$600 million.

corporatefile.com.au

Why is the revaluation necessary?  Isn’t the portfolio revalued daily on market prices?

CEO Frank Cicutto

Once we stripped out the fictitious trades we wanted to revalue the foreign currency options portfolio to minimise our future risk.

corporatefile.com.au

How is it possible for fictitious trades to exist?  Have dummy accounts been used or are your internal systems inadequate?

CEO Frank Cicutto

The foreign currency option traders exploited weaknesses in our internal procedures. We have identified those weaknesses and have closed them. We are conducting, as you know, a comprehensive investigation into the matter and we’ll take any other actions that are necessary.

corporatefile.com.au

Can you explain the investigation process?  Who is doing what?

CEO Frank Cicutto

There are several separate investigations including the National’s own investigation by its internal audit team. An independent review by PricewaterhouseCoopers and external reviews by APRA and ASIC are also underway.  Furthermore, we’ve referred the matter to the Australian Federal Police and they’re investigating and will consider whether any criminal breaches have occurred.

Through these reviews and investigations, I’m confident that no stone will be left unturned and shareholders, customers and employees can have full confidence that all necessary actions will be taken to ensure that unauthorised trading does not happen again.

corporatefile.com.au

What procedural or management changes are likely from the investigation currently underway?

CEO Frank Cicutto

I can assure you that the management team and the Board of Directors are extremely disappointed by what’s happened and will take whatever action is necessary to ensure that everyone has full confidence in the National.  There will be full responsibility right up the chain of command for the breaches of our internal procedures.  Accountability will be assessed after all the internal and external investigations have been completed towards the end of February.

corporatefile.com.au

To what extent has there been a cultural change within National since you became CEO?  Have you encouraged and rewarded a more aggressive approach to proprietary trading activity?

CEO Frank Cicutto

The behavior that’s been uncovered is totally unacceptable and is not and will not be tolerated within the bank.  It’s not typical of the broader culture within the National and as I said earlier, is not condoned.

It has not been our policy to encourage a more aggressive approach to proprietary trading - nothing could be further from the truth.

Proprietary trading has a role to play.  In recent years, the proportion of revenue from proprietary trading activity has fallen as we’ve focused on building customer related business.

corporatefile.com.au

Will your strategy for growing the National change as a result of the losses from foreign currency options trading?

CEO Frank Cicutto

The unauthorised activity and the losses only affect a small part of our business. We’ll continue to grow our customer related business in line with our organic strategy that we rolled out late last year under the banner “Growth through excellent relationships”.  Also, our priority on building our existing franchise in Europe remains unaffected.

corporatefile.com.au

Are you intending to close out all positions in relation to the problem portfolio or will you trade it out in the normal course of business?

CEO Frank Cicutto

We have closed out some of our foreign currency options positions and the remaining positions will be managed in a prudent and conservative manner.

corporatefile.com.au

How extensive is National’s activity in foreign currency options trading?  Do you have other teams active in foreign currency options trading?

CEO Frank Cicutto

All of this activity is centralised in one trading desk and it’s a relatively small part of our overall business within corporate and institutional banking.

corporatefile.com.au

What has been the historic contribution to profit from National’s foreign currency options trading activity and has it been a source of growth over recent years?

CEO Frank Cicutto

The activity has not made a significant contribution to revenue within corporate and institutional banking.  Its real value is in providing a full range of products and services to customers.

corporatefile.com.au

To what extent will the losses from foreign currency options trading impact on National’s 2004 profit?

CEO Frank Cicutto

We expect to announce next week the full extent of the losses.  There will be a short-term impact on profit this year, however, this must be kept in a context that the National produced a net profit before tax last year of A$5.6 billion.

I am very confident this incident will not adversely impact the ability of the National to continue to grow.

corporatefile.com.au

Thank you Frank.

For more information on National Australia Bank visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date:	23 January 2004	Title: Associate Company Secretary